EXHIBIT 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Scientific Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities]

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule		Amount Registered	Proposed Maximum Ofering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to be Paid	Equity	common stock	457	(c)	818,183	$5.00	4,090,915	0.0000928888	$380
		Total Offering Amounts					4,090,915		$380
		Total Fees Previously Paid							0
		Total Fee Offsets							0
		Net Fee Due							$380

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on average of bid and asked price per share of the common stock as reported on the Over-the-Counter Bulletin Board on May 23, 2022.